PROGEN
                                                                 PHARMACEUTICALS

                    PROGEN RECEIVES $4.6M IN P3 GRANT FUNDING

BRISBANE, AUSTRALIA.  11 MAY 2007: Progen Pharmaceuticals Limited (ASX: PGL;
NASDAQ: PGLA) today announced that its board has unanimously accepted the offer of a grant of up to A$4.6M through the Australian Government''s Pharmaceuticals Partnerships Program (P3).

This P3 grant will be used towards the research and development costs that will be incurred over the next two years, including the upcoming Phase III trial of PI-88 in patients who had previously undergone surgical removal of liver cancer. The grant will also be used to support the development of other novel compounds as therapeutics for the treatment of cancer and other serious diseases.

Money through the P3 program is awarded to companies to increase pharmaceutical research and development in Australia. The grant program recognises Australian companies that are demonstrating high-quality research and development of medicines for global markets, partnerships and collaborations with international and local organisations.

Mr Justus Homburg, Chief Executive Officer of Progen said: ""We are pleased to be receiving this grant, which provides us with further financial support for our ongoing clinical development and research programs. It is a highly competitive peer reviewed grant system and we appreciate the confidence that the Australian Government has in our efforts to develop new anti-cancer therapies for patients worldwide.""


ABOUT PROGEN: Progen Pharmaceuticals Limited (formerly Progen Industries Limited) is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

PROGEN INFORMATION:
Justus Homburg                             Noreen Dillane
Progen Pharmaceuticals Limited             Progen Pharmaceuticals Limited
T:  +61 7 3842 3333                        T: +61 7 3842 3333
E: justus.homburg@progen.com.au            E: noreen.dillane@progen.com.au

MEDIA AND INVESTOR RELATIONS AUSTRALIA:    INVESTOR RELATIONS AUSTRALIA:
Rebecca Piercy                             Rebecca Wilson
Buchan Consulting                          Buchan Consulting
T: +61 2 9237 2800 / 0422 916 422          T: +612 9237 2800 / +61 417 382 391
E: rpiercy@bcg.com.au                      E: rwilson@bcg.com.au

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This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.
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